Exhibit 99.1

Bank Financial Group

1st Quarter 2007 • Report to Shareholders • Three months ended January 31, 2007

TD Bank Financial Group Delivers Very Strong First Quarter 2007 Results, Raises Dividend

FIRST QUARTER FINANCIAL HIGHLIGHTS compared with the first quarter a year ago:
• Reported diluted earnings per share1 were $1.26, compared with $3.20. The first quarter of last year included a dilution gain of $2.32 from sale of TD Waterhouse U.S.A. to Ameritrade.
• Adjusted diluted earnings per share2 were $1.38, compared with $1.15.
• Reported net income was $921 million, compared with $2,307 million. The first quarter of last year included a $1,670 million after-tax dilution gain from the sale of TD Waterhouse U.S.A. to Ameritrade.
• Adjusted net income was $1,009 million, compared with $835 million.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The first quarter reported diluted earnings per share figures above include the following items of note:
• Amortization of intangibles of $83 million after-tax (11 cents per share), compared with $82 million after-tax (11 cents per share) in the first quarter last year.
• A loss of $5 million after-tax (1 cent per share) due to the change in fair value of credit default swaps hedging the corporate loan book, compared with a gain of $10 million after-tax (2 cents per share) in the same quarter last year.

All dollar amounts are expressed in Canadian currency unless otherwise noted.

1 Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
2 Adjusted earnings and reported results referenced in this Press Release and Report to Shareholders are explained in detail on page 5 under the “How the Bank Reports” section.

TORONTO, February 22, 2007 - TD Bank Financial Group (TDBFG) today announced its financial results for the first quarter ended January 31, 2007. Very strong earnings growth was fuelled by Canadian Personal and Commercial Banking and Wealth Management, including TD Ameritrade. TDBFG also announced an increase in the quarterly dividend of 5 cents to 53 cents, representing an increase of 10% per fully paid common share for the quarter ended April 30, 2007.

“I am extremely pleased with our earnings performance in the first quarter,” said Ed Clark, TD Bank Financial Group President and Chief Executive Officer. “Our commitment to operational and customer service excellence and an emphasis on organic growth across all our businesses, were key factors behind these excellent results,” Clark added.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 2

FIRST QUARTER BUSINESS SEGMENT PERFORMANCE

Canadian Personal and Commercial Banking
TD Canada Trust saw continued momentum across all its operating businesses, which led to record revenues and very strong earnings growth in the quarter. Earnings were up 14% compared with the first quarter of last year, attributable to robust results in real estate secured lending, life insurance, core banking and personal lending, including Visa.

“Canadian Personal and Commercial Banking kept up its impressive track record with double-digit earnings growth again this quarter,” said Clark. “Clearly our investment in future growth such as expanding our TD Canada Trust branch network and adding more client-facing employees is paying off. We continue to invest, while maintaining a healthy gap between revenue growth and expense growth,” Clark added.

Wealth Management
Wealth Management, including the Bank’s equity share of TD Ameritrade, produced a very strong quarter, with a 35% increase in earnings, compared with the first quarter last year. In the first quarter, Canadian Wealth Management saw strong transaction volumes and asset growth across its mutual funds, discount brokerage and advice-based businesses.

TD Ameritrade generated record results, which translated into a net income contribution of $64 million to the Bank’s Wealth Management segment in the quarter. TD Ameritrade demonstrated growth in assets and client trades per day, while continuing to execute on the integration of TD Waterhouse U.S.A. and its client segmentation strategy.

“We’re extremely pleased with Wealth Management’s record performance this quarter, which was defined by broad-based volume and asset growth across the platform,” said Clark. “While buoyant capital markets were a factor, in Canada, the investments we continue to make are positioning us well for continued growth.”

U.S. Personal and Commercial Banking
TDBFG's U.S. Personal and Commercial Banking segment through TD Banknorth earned $64 million in the first quarter. During the quarter, TD Banknorth maintained its ongoing focus on organic growth opportunities in loans and deposits, combined with disciplined expense control. On January 1, 2007, TD Banknorth completed the acquisition of Interchange Financial Services Corporation, which enhances TD Banknorth’s branch network and presence in northern New Jersey.

The TD Banknorth going-private transaction, subject to both shareholder and regulatory approval, is expected to close before the end of April 2007. Upon completion, TD Banknorth will become a wholly-owned subsidiary of TD Bank Financial Group.
“We are focused on TD Banknorth’s potential to grow organically and enhance value for our shareholders,” said Clark. “We have a number of initiatives in place to deliver that value. While we recognize that improvement will take a lot of hard work and time, I know that TD Banknorth’s leadership team is taking all the right steps to make it happen,” added Clark.

Wholesale Banking
Wholesale Banking delivered very strong results in the first quarter, with earnings of $197 million, driven by strong trading revenues, a solid domestic franchise and strong contributions from the equity investment portfolio.

“Historically, the first quarter is our Wholesale Bank’s strongest, and this quarter is no exception,” said Clark. “Although we don’t see this run rate level continuing for the remainder of the year, we expect Wholesale Banking will produce a strong showing in 2007. We continue to focus on our goal of being a top three dealer in Canada,” Clark added.

Conclusion
“Our first quarter results marked a very strong start to 2007,” said Clark. “Our powerful domestic retail operations are showing consistently high performance and we’re optimistic that all our businesses have the right strategies in place to deliver shareholder value this year and for the long term,” said Clark. “The Board’s decision to increase the quarterly dividend by 10% from the current level reflects our strong performance and our confidence in delivering continued superior earnings growth,” Clark concluded.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 3

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Bank makes written and oral forward-looking statements, including in this report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2007 and beyond and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The economic assumptions for 2007 for each of the business segments are set out in the 2006 Annual Report under the headings “Economic Outlook” and “Business Outlook and Focus for 2007”. Forward-looking statements are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: credit, market, liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the management discussion and analysis section in other regulatory filings made in Canada and with the SEC, including the Bank’s 2006 Annual Report; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank’s ability to execute its integration, growth and acquisition strategies, including those of its subsidiaries, particularly in the U.S.; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; the failure of third parties to comply with their obligations to the Bank or its affiliates as such obligations relate to the handling of personal information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply; and management’s ability to anticipate and manage the risks associated with these factors and execute the Bank’s strategies. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 56 of the Bank’s 2006 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

As in prior quarters, this document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operational results of TD Bank Financial Group (the Bank) for the three months ended January 31, 2007, compared with the three months ended October 31, 2006 and January 31, 2006. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with our 2006 Annual Report. This MD&A is dated February 21, 2007. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is on the Bank’s website www.td.com, as well as on SEDAR at www.sedar.com.

FINANCIAL HIGHLIGHTS

(unaudited)
		For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars, except as noted)	2007	2006	2006
Results of operations
Total revenues	$3,473	$3,294	$3,404
Dilution gain, net	-	-	1,564
Provision for credit losses	163	170	114
Non-interest expenses	2,189	2,187	2,290
Net income - reported	921	762	2,307
Net income - adjusted[1]	1,009	875	835
Economic profit[2]	442	326	353
Return on common equity	18.2%	15.7%	55.4%
Return on invested capital[2]	16.8	15.2	16.5
Financial position
Total assets	$408,216	$392,914	$384,377
Total risk-weighted assets	149,090	141,879	135,883
Total shareholders’ equity	21,017	19,632	18,473
Financial ratios - reported (percent)
Efficiency ratio	63.0%	66.4%	46.1%
Tier 1 capital to risk-weighted assets	11.9	12.0	11.9
Tangible common equity as a % of risk-weighted assets	9.0	9.1	8.8
Provision for credit losses as a % of net average loans	0.38	0.40	0.29
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$1.27	$1.05	$3.23
Diluted earnings	1.26	1.04	3.20
Dividends	0.48	0.48	0.42
Book value	28.64	26.77	25.25
Closing share price	69.88	65.10	60.65
Shares outstanding (millions)
Average basic	718.3	719.7	712.5
Average diluted	724.9	726.0	718.9
End of period	719.0	717.4	714.7
Market capitalization (billions of Canadian dollars)	$50.2	$46.7	$43.3
Dividend yield	2.7%	2.8%	2.8%
Dividend payout ratio	37.7	45.8	13.0
Price to earnings multiple	15.9	10.3	11.1
Common share information - adjusted (Canadian dollars)
Per share
Basic earnings	$1.40	$1.21	$1.16
Diluted earnings	1.38	1.20	1.15
Dividend payout ratio	34.4%	39.9%	36.1%
Price to earnings multiple	14.3	14.0	14.3

1 Reported and adjusted results are explained on page 5 under the “How the Bank Reports” section, which includes a reconciliation between reported and adjusted results.
2 Economic profit and return on invested capital are non-GAAP financial measures and are explained in detail on page 7 under the “Economic Profit and Return on Invested Capital” section.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. The Bank serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse Canada, TD Waterhouse U.K. and the Bank’s investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. The Bank also ranks among the world’s leading on-line financial services firms, with more than 4.5 million on-line customers. The Bank had $408 billion in assets as at January 31, 2007. The Bank is headquartered in Toronto, Canada. The Bank’s common stock is listed on the Toronto Stock Exchange and the New York Stock Exchange under symbol: TD, as well as on the Tokyo Stock Exchange.

How the Bank Reports
The Bank’s financial results, as presented on pages 19 to 33 of this Report to Shareholders, have been prepared in accordance with GAAP. The Bank refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note are listed in the table on the following page. The items of note relate to items which management does not believe are indicative of underlying business performance. The items of note include the Bank’s amortization of intangible assets which primarily relate to the Canada Trust acquisition in 2000, TD Banknorth Inc. (TD Banknorth) acquisition in 2005, and the acquisition by TD Banknorth of Hudson United Bancorp (Hudson) in 2006. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results and related terms used in this report are not defined terms under GAAP, and, therefore, may not be comparable to similar terms used by other issuers.

The tables below provide reconciliation between the Bank’s reported and adjusted results.

Operating Results - Reported (unaudited)
		For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2007	2006	2006
Net interest income	$1,671	$1,714	$1,607
Other income	1,802	1,580	1,797
Total revenues	3,473	3,294	3,404
Provision for credit losses	(163)	(170)	(114)
Non-interest expenses	(2,189)	(2,187)	(2,290)
Dilution gain, net	-	-	1,564
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,121	937	2,564
Provision for income taxes	(218)	(175)	(220)
Non-controlling interests in subsidiaries, net of income taxes	(47)	(48)	(37)
Equity in net income of an associated company, net of income taxes	65	48	-
Net income - reported	921	762	2,307
Preferred dividends	(6)	(5)	(5)
Net income available to common shareholders - reported	$915	$757	$2,302

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 6

Reconciliation of Non-GAAP Financial Measures[1] (unaudited)
Adjusted Net Income to Reported Results
Operating results - adjusted
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2007	2006	2006
Net interest income	$1,671	$1,714	$1,607
Other income[2]	1,810	1,592	1,834
Total revenues	3,481	3,306	3,441
Provision for credit losses[3]	(163)	(142)	(114)
Non-interest expenses[4]	(2,071)	(2,061)	(2,112)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,247	1,103	1,215
Provision for income taxes[5]	(264)	(236)	(328)
Non-controlling interests in subsidiaries, net of income taxes[6]	(51)	(52)	(52)
Equity in net income of an associated company, net of income taxes[7]	77	60	-
Net income - adjusted	1,009	875	835
Preferred dividends	(6)	(5)	(5)
Net income available to common shareholders - adjusted	1,003	870	830
Items of note affecting net income, net of income taxes
Amortization of intangibles	(83)	(87)	(82)
Dilution gain on Ameritrade transaction, net of costs	-	-	1,670
Dilution loss on the acquisition of Hudson by TD Banknorth	-	-	(72)
Balance sheet restructuring charge in TD Banknorth	-	-	(19)
Wholesale Banking restructuring charge	-	-	(35)
Change in fair value of credit default swaps hedging the corporate loan book8	(5)	(8)	10
Initial set up of specific allowance for credit card and overdraft loans	-	(18)	-
Total items of note	(88)	(113)	1,472
Net income available to common shareholders - reported	$915	$757	$2,302

1 Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.
2 Adjusted other income excludes the following items of note: first quarter 2007 - $8 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book; fourth quarter 2006 - $12 million loss due to change in fair value of CDS hedging the corporate loan book; first quarter 2006 - $15 million gain due to the change in fair value of CDS hedging the corporate loan book; and $52 million balance sheet restructuring charge at TD Banknorth.
3 Adjusted provision for credit losses excludes the following item of note: fourth quarter 2006 - $28 million initial set up of specific allowance for credit card and overdraft loans.
4 Adjusted non-interest expenses excludes the following items of note: first quarter 2007 - $118 million amortization of intangibles; fourth quarter 2006 - $126 million amortization of intangibles; first quarter 2006 - $128 million amortization of intangibles and $50 million restructuring charge in connection with the decision to reposition the Bank’s global structured products businesses.
5 For reconciliation between reported and adjusted provision for income taxes, please refer to the reconciliation table on page 11.
6 Adjusted non-controlling interests excludes the following items of note: first quarter 2007 - $4 million amortization of intangibles; fourth quarter 2006 - $4 million amortization of intangibles; first quarter 2006 - $15 million balance sheet restructuring charge at TD Banknorth.
7 Adjusted equity in net income of an associated company excludes the following items of note: first quarter 2007 - $12 million amortization of intangibles; fourth quarter 2006 - $12 million amortization of intangibles.
8 The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and they are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in the Wholesale Banking segment and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings excludes the gains and losses on the CDS in excess of the accrued cost. Previously, this item was described as "Hedging impact due to AcG-13". As part of the adoption of the new financial instruments standards, the guidance under Accounting Guideline 13: Hedging Relationships (AcG-13) was replaced by Canadian Institute of Chartered Accountants (CICA) Handbook Section 3865, Hedges.

Reconciliation of Reported Earnings per Share (EPS) to Adjusted EPS (unaudited)

	For the three months ended
Jan. 31		Oct. 31	Jan. 31
(Canadian dollars)	2007	2006	2006
Diluted - reported	$1.26	$1.04	$3.20
Items of note affecting income (as above)	0.12	0.16	(2.05)
Diluted - adjusted	$1.38	$1.20	$1.15
Basic - reported	$1.27	$1.05	$3.23

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 7

Amortization of Intangibles, net of income taxes (unaudited)
	For the three months ended
Jan. 31		Oct. 31	Jan. 31
(millions of Canadian dollars)	2007	2006	2006
TD Canada Trust	$49	$52	$64
TD Banknorth Reported amortization of intangibles	20	20	14
Less: non-controlling interest	4	4	1
Net amortization of intangibles	16	16	13
TD Ameritrade (included in equity in net income of an associated company)	12	12	-
Other	6	7	5
Amortization of intangibles, net of income taxes[1]	$83	$87	$82

1 Amortization of intangibles is included in the Corporate segment.

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
    Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
    Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and therefore, may not be comparable to similar terms used by other issuers.
    The following table reconciles between the Bank’s economic profit, return on invested capital and adjusted net income. Adjusted results and related terms are discussed in the ”How the Bank Reports” section.

Reconciliation of Economic Profit, Return on Invested Capital and Adjusted Net Income (unaudited)
For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2007	2006	2006
Average common equity	$19,969	$19,069	$16,476
Average cumulative goodwill/intangible assets amortized, net of income taxes	3,715	3,641	3,432
Average invested capital	$23,684	$22,710	$19,908
Rate charged for invested capital	9.4%	9.5%	9.5%
Charge for invested capital	$(561)	$(544)	$(477)
Net income available to common shareholders - reported	915	757	2,302
Items of note impacting income, net of income taxes	88	113	(1,472)
Net income available to common shareholders - adjusted	1,003	870	830
Economic profit	$442	$326	$353
Return on invested capital	16.8%	15.2%	16.5%

Significant Events in 2007

TD Banknorth
Acquisition of Interchange Financial Services Corporation
TD Banknorth completed its acquisition of Interchange Financial Services Corporation (Interchange) on January 1, 2007 for a total cash consideration of $545 million (US$468.1 million), financed primarily through TD Banknorth’s sale of 13 million of its common shares to the Bank for $472 million (US$405 million). As a result, $1.9 billion of assets and $1.4 billion of liabilities were included in the Bank’s Consolidated Balance Sheet. TD Banknorth consolidates the financial results of Interchange. As the Bank consolidates TD Banknorth on a one month lag, Interchange's income/(loss) for the calendar month of January has not been included in the Bank’s results for the quarter but will be included in the next quarter.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 8

Going-private transaction
On November 20, 2006, the Bank announced its intention to acquire all of the outstanding common shares of TD Banknorth that it does not already own. The acquisition will be accounted for by the purchase method. The offer provides minority shareholders of TD Banknorth cash of US$32.33 per TD Banknorth share. Total consideration will be approximately $3.6 billion. The offer is subject to approval by regulators and TD Banknorth shareholders and, if approved, is expected to close before the end of April, 2007. Upon completion of the transaction, TD Banknorth will become a wholly-owned subsidiary of the Bank.
Increase in ownership in TD Banknorth
During the quarter, the Bank acquired approximately 0.9 million shares of TD Banknorth pursuant to TD Banknorth’s dividend reinvestment program. In addition, on January 1, 2007, the Bank acquired 13 million shares of TD Banknorth in connection with the acquisition of Interchange by TD Banknorth. As a result, the Bank’s ownership interest in TD Banknorth increased to 59.4% as at January 31, 2007 from 57.0% as at October 31, 2006.

TD Ameritrade
TD Ameritrade announced two common stock repurchase programs in 2006 for an aggregate 32 million shares. As a result of TD Ameritrade’s repurchase activity, the Bank’s direct ownership position in TD Ameritrade has increased to 40.2% as at January 31, 2007 from 39.8% as at October 31, 2006. In accordance with the Stockholders' Agreement, the Bank does not intend to reduce its direct ownership position in the near term and will not exercise voting rights in respect of any shares it holds in excess of the 39.9% ownership limit.
Moreover, as a result of consolidation of financial statements of Lillooet Limited (Lillooet) in these Interim Consolidated Financial Statements, TD Ameritrade shares held by Lillooet have been included in the Bank’s reported investment in TD Ameritrade. The Bank has recognized income of TD Ameritrade related to the TD Ameritrade shares owned by Lillooet for the three months ended December 31, 2006.

For more details, see Note 15 to the Interim Consolidated Financial Statements for the quarter ended January 31, 2007.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 9

FINANCIAL RESULTS OVERVIEW

Performance Summary
An overview of the Bank’s performance on an adjusted basis for the first quarter of 2007 against the financial shareholder indicators included in the 2006 Annual Report is outlined below. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purpose of this analysis, the Bank utilizes adjusted earnings, which exclude items of note from the reported results that are prepared in accordance with Canadian GAAP. Adjusted earnings and reported results are explained in detail on page 5 under the “How the Bank Reports” section.
    Adjusted diluted earnings per share were up 20%, driven by strong earnings growth in Canadian Personal and Commercial Banking as well as Wealth Management. The Bank’s goal is 7 - 10% adjusted earnings per share growth over the longer term.
    Adjusted return on risk-weighted assets was 2.7%, up from 2.5% in the first quarter last year.
    For the twelve months ended January 31, 2007, the total shareholder return was 19%, in line with the peer average.

Net Income
Year-over-year comparison
Reported net income for the quarter was $921 million, down $1,386 million from the first quarter last year. The decrease was mainly due to the $1,670 million dilution gain on the sale of TD Waterhouse U.S.A. to Ameritrade. This was partially offset by a dilution loss of $72 million on the acquisition of Hudson by TD Banknorth and restructuring charges in Wholesale Banking of $35 million in the prior year. Adjusted net income for the quarter was $1,009 million, up $174 million, or 21%, from the prior year. The increase was largely attributable to strong earnings growth in the Canadian Personal and Commercial Banking and Wealth Management businesses.

Prior quarter comparison
Reported net income for the quarter increased $159 million, or 21%, from the prior quarter. Adjusted net income for the quarter increased by $134 million, or 15%. The increase in reported and adjusted net income was driven by higher net income contributions from all segments.

Net Interest Income
Year-over-year comparison
Net interest income was $1,671 million for the quarter, an increase of $64 million, or 4%, compared with the same quarter last year.
    Canadian Personal and Commercial Banking net interest income increased $130 million, or 11%, driven by strong volume growth across most products and higher margins. Net interest income from the Wealth Management segment was down $101 million, or 57%. The decline was due to the sale of TD Waterhouse U.S.A. to Ameritrade which was partially offset by an increase in domestic Wealth Management net interest income attributable to higher margin loan balances and client deposits, and improved spreads. Net interest income from U.S. Personal and Commercial Banking increased $57 million, or 20%, due to the Hudson acquisition, partially offset by lower revenues from the rest of TD Banknorth. Wholesale Banking net interest income was down modestly from the prior year, excluding taxable equivalent basis (TEB). Corporate segment net interest income also declined as outstanding securitization volumes increased.

Prior quarter comparison
Net interest income declined $43 million, or 3%, from the prior quarter.
    Canadian Personal and Commercial Banking net interest income increased $12 million as growth in interest earning assets was partially offset due to a 4 basis point (bps) decline in margins. Wealth Management net interest income increased $8 million on solid growth in margin loans and client deposits, and improved spreads. U.S. Personal and Commercial Banking net interest income rose by $4 million as asset growth was partially offset due to a 6 bps reduction in net interest margins. Wholesale Banking net interest income (excluding TEB) was down marginally from the prior quarter. The increases in the operating segments were more than offset by a decline in net interest income in the Corporate segment, primarily due to higher outstanding securitization balances.

Other Income
Year-over-year comparison
Reported other income of $1,802 million was up $5 million from last year. On an adjusted basis, other income decreased $24 million, or 1%, from the prior year.
    Canadian Personal and Commercial Banking recorded an increase of $76 million in other income supported by higher sales and service fee revenue and insurance revenue. The increase in sales and service fees was due to higher transaction volumes in Visa and core banking, while insurance revenues rose due to higher insurance volumes. Wealth Management other income decreased by $90 million. The reduction in year-over-year revenues due to the sale of Waterhouse U.S.A. to Ameritrade was partially offset by higher revenue from the domestic Wealth Management business. The domestic Wealth Management businesses, driven

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 10

by higher transaction volumes as well as assets under management and administration, posted higher fees and commissions, full service brokerage revenue and mutual fund management fees. U.S. Personal and Commercial Banking also reported higher credit and service charges revenue, mainly due to the addition of Hudson. Wholesale Banking other income declined by $91 million, driven primarily by lower trading revenue in interest rate and credit products. Other securitization revenue, reported in the Corporate segment, was up from last year due to higher outstanding volumes and higher gains from securitization in the current quarter.

Prior quarter comparison
Reported other income increased $222 million, or 14%, from the prior quarter. The adjusted other income rose $218 million.
    Canadian Personal and Commercial Banking posted an increase in other income on higher insurance revenues attributable to higher volumes. Wealth Management also generated strong other revenue in discount brokerage, full service brokerage and mutual fund management. Discount brokerage experienced strong trade volume growth while the full service brokerage and mutual fund management businesses had strong growth in assets under management. Wholesale Banking other income rose by $77 million over the prior quarter as higher trading revenues were partially offset by lower securities gains. Other securitization revenue, reported in the Corporate segment, was up compared to last quarter, largely due to higher outstanding balances.

Provision for Credit Losses
Year-over-year comparison
During the quarter, the Bank recorded a provision for credit losses of $163 million, an increase of $49 million from the same quarter last year, primarily due to higher specific provisions in Canadian Personal and Commercial Banking and inclusion of an $11 million general allowance related to VFC Inc. (VFC).

Prior quarter comparison
Provision for credit losses for the quarter was down $7 million from $170 million in the prior quarter. The decrease was primarily because the prior quarter included $28 million being initial set up of specific allowance for credit card and overdraft loans. This was partially offset by higher provision for credit losses in the current quarter in Wholesale Banking and Canadian Personal and Commercial Banking.

Provision for Credit Losses (unaudited)
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2007	2006	2006
Net new specifics (net of reversals)	$184	$189	$151
Recoveries	(31)	(33)	(31)
Provision for credit losses - specifics	153	156	120
Change in general allowance
VFC	11	9	-
TD Banknorth	(1)	5	(6)
Total	$163	$170	$114

Non-Interest Expenses and Efficiency Ratio
Year-over-year comparison
Reported expenses for the quarter were $2,189 million, a decrease of $101 million, or 4%, from the same quarter last year. Adjusted expenses of $2,071 million, were down $41 million, or 2%, from the first quarter last year. The reduction was driven largely by the sale of TD Waterhouse U.S.A. to Ameritrade. This was partially offset by an increase in expenses in the current quarter for Canadian and U.S. Personal and Commercial Banking as well as Wealth Management. The Canadian Personal and Commercial Banking expense increase was related to higher personnel and benefit costs as well as higher marketing and business initiative expenditure. Wealth Management expenses increased due to increase in payments made to sellers of the Bank’s mutual funds and increase in compensation to advice-based sales force. U.S. Personal and Commercial Banking expenses rose mainly as a result of the Hudson acquisition.
    Reported efficiency ratio increased to 63.0% from 46.1% in the same quarter last year. The Bank’s adjusted efficiency ratio improved to 59.5% from 61.4% a year ago.

Prior quarter comparison
Reported non-interest expenses of $2,189 were up $2 million from the fourth quarter last year. Total adjusted expenses were $10 million higher than the prior quarter. Wholesale Banking expenses were up $39 million from the prior quarter due to higher variable compensation. This increase was partially offset by lower expenses in Canadian Personal and Commercial Banking and the Corporate segment.
    Reported efficiency ratio was 63.0%, compared with 66.4% in the prior quarter. The Bank’s adjusted efficiency ratio improved to 59.5%, from 62.3% in the prior quarter.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 11

Taxes
As discussed in the “How the Bank Reports” section, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
    The Bank’s effective tax rate was 19.4% for the quarter, compared with 8.6% in the same quarter last year. The change was largely due to the favourable tax impact from the TD Ameritrade dilution gain in the first quarter of 2006.

Taxes[1] (unaudited)
	For the three months ended
		Jan. 31		Oct. 31		Jan. 31
(millions of Canadian dollars)		2007		2006		2006
Income taxes at Canadian statutory income tax rate	$392	34.9%	$329	35.0%	$897	35.0%
Increase (decrease) resulting from:
Dividends received	(103)	(9.2)	(62)	(6.6)	(62)	(2.4)
Rate differentials on international operations	(82)	(7.4)	(77)	(8.3)	(53)	(2.1)
Items related to dilution gains and losses	-	-	-	-	(584)	(22.8)
Future tax rate reduction - future tax assets	-	-	10	1.1	-	-
Other - net	11	1.1	(25)	(2.5)	22	0.9
Provision for income taxes and effective income tax rate - reported	$218	19.4%	$175	18.7%	$220	8.6%

1 Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

Reconciliation of Non-GAAP Provision for Income Taxes (unaudited)
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2007	2006	2006
Provision for income taxes - reported	$218	$175	$220
Increase (decrease) resulting from items of note:
Amortization of intangibles	43	47	46
Dilution gain on Ameritrade, net of costs	-	-	34
Balance sheet restructuring charge in TD Banknorth	-	-	18
Wholesale Banking restructuring charge	-	-	15
Change in fair value of credit default swaps hedging the corporate loan book	3	4	(5)
Initial set up of specific allowance for credit card and overdraft loans	-	10	-
Tax effect - items of note	46	61	108
Provision for income taxes - adjusted	$264	$236	$328

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 12

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, including TD Ameritrade, U.S. Personal and Commercial Banking, and Wholesale Banking. Canadian Personal and Commercial Banking comprises the Bank’s personal and business banking in Canada, as well as the Bank’s global insurance operations (excluding the U.S.). The Bank's other activities are grouped into the Corporate segment. Results of each business segment reflect revenues, expenses, assets and liabilities generated by the business in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expense is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section on page 5, the "Business Focus" section in the 2006 Annual Report and Note 24 to the 2006 audited Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, see page 7. Segmented information also appears in Note 12 on page 31.
    Net interest income, primarily within Wholesale Banking, is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected primarily in the Wholesale Banking segment is eliminated in the Corporate segment.

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking net income for the first quarter was $544 million, an increase of $68 million, or 14%, from the first quarter last year and an increase of $43 million, or 9%, from the previous quarter. The annualized return on invested capital increased to 26%, compared with 25%, in the first quarter last year and 25%, in the previous quarter. Economic profit grew by $55 million, or 18%, compared with the first quarter last year and increased by $41 million, or 13%, compared with the previous quarter.
    Revenue grew by $206 million, or 11%, compared with the first quarter last year and increased by $62 million, or 3%, from the previous quarter. Volume growth across most banking products generated a significant portion of the year-over-year and quarter-over-quarter growth. Net interest income also increased year-over-year from margin improvements, predominantly in personal deposits, benefiting from higher interest rates, and from real estate secured lending. Margin on average earning assets increased by 2 bps from 3.01% to 3.03% when compared with the first quarter last year, and decreased 4 bps compared with the previous quarter. Growth in personal and business deposits, and sales and service fee income also contributed significantly to both year-over-year and quarter-over-quarter revenue growth.
    Compared with the first quarter last year, real estate secured lending volume (including securitizations) grew by $12.7 billion or 11%, personal deposit volume grew by $6.1 billion, or 7%, and consumer loans grew by $2.0 billion, or 11%, and the acquisition of VFC accounted for $0.6 billion, or 3%, of growth. Business deposits grew by $3.3 billion, or 10%, and business loans and acceptances increased by $1.4 billion or 8%. Gross originated insurance premiums grew by $40 million, or 8%. As at November 30, 2006, personal deposit market share was 21.4%, up 0.1%, compared with last year and down 0.1%, from the previous quarter. Personal lending market share was 20.2%, up 0.1%, from both last year and the previous quarter. Small business lending (credit limits of less than $250,000) market share as at September 30, 2006 was 17.7%, up 0.8%, from last year and up 0.1%, from the previous quarter.
    Provision for credit losses for the quarter increased by $39 million, or 39%, compared with the first quarter last year. Personal provision for credit losses of $128 million was $34 million higher than the first quarter last year, due to the inclusion of VFC, and higher personal lending and credit card volumes. Business banking provision for credit losses increased $5 million from the first quarter last year on lower net reversals and recoveries this quarter. Annualized provision for credit losses as a percentage of credit volume was 0.32%, an increase of 0.07%, from the first quarter last year relating primarily to the acquisition of VFC. Provision for credit losses increased by $6 million, or 5%, from the previous quarter. Personal provisions increased $14 million, or 12%, compared with the previous quarter, primarily due to higher volumes while business banking provisions decreased by $8 million mainly from lower commercial banking credit losses.
    Expenses increased by $74 million, or 8%, compared with the first quarter last year. Higher employee compensation and business volume related expenses along with continued investment in infrastructure and marketing were the main factors contributing to the expense increase year over year.
A 4% positive spread between revenue and expense growth resulted in a 1.9% improvement in the efficiency ratio from the first quarter last year to 52.7%. The full time equivalent (FTE) staffing levels increased by 903, or 3%, as compared with the first quarter last year, predominantly due to additions from VFC, the internal transfer of technology personnel, sales and service personnel in branches and call centers, as well as growth in the insurance business. Expenses decreased by $9 million, or 1%, from the previous quarter, mainly due to lower initiative spending.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 13

    The outlook for net interest income and fee growth continues to remain strong for both personal and business banking products. Growth in revenue is expected to moderate, in the second half of the year. Provisions for credit losses on both personal and business banking loans, in aggregate, are expected to remain relatively stable. Expense growth is expected to continue to moderate, particularly in the second half of the year, to maintain a healthy gap between the growth in revenue and growth in expenses.

Wealth Management
Wealth Management’s net income for the first quarter of 2007 was $186 million, a strong quarter, and a significant increase of $48 million, or 35%, from the first quarter last year, and $38 million, or 26%, from the previous quarter. The increase in net income for the quarter included the results of the Bank’s investment in TD Ameritrade, which generated $64 million of net income. This represented an $11 million, or 21%, increase from last quarter due to record earnings at TD Ameritrade, an increase in the Bank’s average direct ownership and reported investment in TD Ameritrade and a weaker Canadian dollar relative to the U.S. dollar. The contribution was almost double TD Waterhouse U.S.A.’s contribution of $33 million in the first quarter last year. The return on invested capital for the quarter was 20%, a decrease of 90 bps from the first quarter last year and 430 bps higher from the previous quarter. Economic profit for the quarter was $89 million, an increase of $25 million, or 39%, from the first quarter last year, and an increase of $45 million, or 102%, compared with the previous quarter.
    Total revenue for the quarter was $551 million, a decrease of $191 million, or 26%, from the first quarter last year. The decline in total revenue was because the first quarter last year included revenues of $251 million relating to TD Waterhouse U.S.A. Revenues in Canadian Wealth increased by 12%, due to a combination of higher transaction volumes in discount and full service brokerage, higher net interest income, higher fee-based income, and strong mutual fund management fees. Favorable capital markets and solid growth in client assets also contributed to the increase. Commissions in the discount brokerage business were negatively impacted by a decline in commission per trade as a result of price reductions in the active trader segment. However, this has been more than offset by increased trade volumes. Total revenue grew from the previous quarter as a result of higher net interest income due to increases in margin loan balances and customer deposits and improvement in spreads. Solid growth in brokerage transaction volumes and mutual fund management fees also contributed to the revenue increase.
    Expenses were $364 million in the quarter, a decrease of $161 million, or 31%, compared with the first quarter last year. The decline in total expenses was because the first quarter last year included expenses of $193 million relating to TD Waterhouse U.S.A. Expenses in Canadian Wealth increased by 10%, due to higher volume-related payments to sellers of the Bank’s mutual funds, higher sales force compensation in our advice-based businesses driven by increased revenues, and continued investment in client facing advisors, related support staff and technology development. Expenses increased by $7 million, or 2%, compared with the previous quarter, primarily due to higher payments to sellers of the Bank’s mutual funds and higher sales force compensation.
    Assets under management of $157 billion at January 31, 2007 increased $6 billion, or 4%, from October 31, 2006 due to market appreciation and the addition of net new client assets. Assets under administration totalled $169 billion at the end of the quarter, increasing $8 billion, or 5%, from October 31, 2006, due to market appreciation and the addition of net new client assets.
    The outlook for Wealth Management’s earnings remains favourable for the next quarter as solid client asset growth in the discount brokerage, advice-based, and mutual fund businesses is expected to continue. Investment in the growth of client facing advisors should also contribute to earnings growth.

Wealth Management (unaudited)
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2007	2006	2006
Canadian Wealth	$122	$95	$105
TD Ameritrade/TD Waterhouse U.S.A.	64	53	33
Net income	$186	$148	$138

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking reported net income for the first quarter was $64 million, compared with $46 million in the first quarter last year, and $63 million in the previous quarter. On an adjusted basis, net income declined by $1 million, or 2%, from the first quarter last year. Adjusted net income in the first quarter last year excluded the impact of a $19 million after-tax charge, which related to restructuring of the balance sheet. This was the Bank’s share of TD Banknorth’s $52 million pre-tax charge. There were no items of note affecting earnings in the current quarter and the previous quarter.
    The annualized return on invested capital was 4.3%, compared with 5.4%, in first quarter last year, and 4.2% in the previous quarter. The economic loss was $70 million, compared with $43 million in the first quarter last year and $70 million the previous quarter.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 14

Total revenues were $486 million, compared with $357 million in the first quarter last year. Total revenues increased from the first quarter last year primarily due to the acquisition of Hudson, partially offset by lower revenues in the rest of TD Banknorth resulting from margin compression and the stronger Canadian dollar relative to the U.S. dollar. Total revenues were $478 million in the previous quarter. The increase in total revenues from the previous quarter was largely due to a weaker Canadian dollar, as revenues in the local currency declined by 0.8%. The margin on average earning assets was 3.95%, compared with 3.96%, in the first quarter last year and 4.01%, in the previous quarter. Margins remain under pressure from stiff competition for loans and deposits, a flat yield curve and higher cost term deposits comprising a larger share of total deposits.
    Provision for credit losses was $17 million, up from $7 million in the first quarter last year and $15 million in the previous quarter. Although asset quality remains solid, write-offs increased to $16 million, compared with $13 million in both the first quarter last year and the previous quarter. Net impaired loans increased by $62 million, or 141%, compared with the first quarter last year, and $36 million, or 51%, from the previous quarter. Net impaired loans as a percentage of total loans and leases was 0.36%, compared with 0.19% as at the end of the first quarter last year, and 0.25% as at the end of the previous quarter.
    Expenses were $299 million, up $74 million, or 33%, from the first quarter last year, primarily due to the Hudson acquisition. Expenses increased by $5 million, or 2%, from the previous quarter. Excluding changes in currency rates and losses on discontinued operations, expenses decreased $7 million, mainly due to lower advertising costs, decreased salaries and benefits expense, and lower merger-related charges. The average FTE staffing level was 8,672, compared with 7,313 in the first quarter last year and 8,907 in the previous quarter. The increase in FTE from the first quarter last year was largely due to the Hudson acquisition. The efficiency ratio was 61.5%, compared with 63.0%, in the first quarter last year and 61.5%, in the previous quarter.
    Net interest income is expected to continue to be under pressure from intense competition and deposit disintermediation. Management continues to focus on stabilizing net interest income, integration and development of the former Hudson franchise, organic growth of loans and deposits, and closely managing and reducing non-interest expenses in light of recent revenue declines. The expense reduction initiatives are expected to result in a 5 - 8% decrease in ongoing operating expenses. A related restructuring charge will likely be recognized later this year.
    On January 1, 2007, TD Banknorth closed on the acquisition of Interchange for approximately U.S. $468 million in cash. Interchange has 30 bank branches in New Jersey.

Wholesale Banking
Wholesale Banking reported net income of $197 million, $33 million higher than the first quarter last year and $51 million higher than the previous quarter. On an adjusted basis, net income was $2 million lower than the first quarter last year and $51 million higher than the previous quarter. The annualized return on invested capital for the quarter was 30%, compared with 34%, in the first quarter last year and 24%, in the previous quarter. Economic profit was $122 million in the quarter, compared with $132 million in the first quarter last year and $74 million in the previous quarter.
    Adjusted net income in the first quarter last year excluded the impact of a $35 million after-tax restructuring charge ($50 million before-tax). This adjustment related to the repositioning of the global structured products businesses, which was announced in 2005. Repositioning of the global structured products businesses was complete as at October 31, 2006. There are no items of note affecting earnings in the current quarter.
    Wholesale Banking revenues are derived primarily from capital markets, investing and corporate lending activities. Revenue for the quarter was $635 million, compared with $661 million in the first quarter last year and $493 million in the previous quarter. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation and execution services. Capital markets revenue decreased from the first quarter last year on weaker trading-related income in interest rate and credit portfolios but increased from the previous quarter due to higher trading-related revenues in most of the trading portfolios. The equity investment portfolio delivered stronger security gains this quarter than the first quarter last year but lower gains than the previous quarter. Corporate lending revenues were up from the first quarter last year and up from the previous quarter due to increased exposures related to mergers and acquisition activity.
    Provision for credit losses comprises allowances for credit losses and accrual costs for credit protection. Provision for credit losses was $24 million in the quarter, compared with $29 million in the first quarter last year and $13 million in the previous quarter. The current provision included a specific allowance of $12 million related to a single credit exposure in the corporate lending portfolio and the provision in the first quarter last year included a specific allowance of $17 million related to a single credit exposure in the merchant banking business. The $13 million provision in the previous quarter was entirely related to the cost of credit protection.
    Wholesale Banking continues to proactively manage its credit risk and currently holds $3 billion in notional credit default swap protection, unchanged from the first quarter last year and up $0.2 billion from the previous quarter.
    Expenses were $332 million, a decrease of $63 million, or 16%, compared with the first quarter last year. Expenses in the first quarter last year included restructuring costs of $50 million in connection with the repositioning of the global structured products businesses and included higher variable compensation costs. Expenses were $39 million, or 13%, higher than the previous quarter, largely due to higher variable compensation.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 15

    Overall, Wholesale Banking had a strong quarter, driven by strong trading revenues, a solid domestic franchise, and a strong contribution from the equity investment portfolio. Historically, the first quarter is Wholesale Banking’s strongest and it is not expected that this run rate level will continue for the remainder of the year. Key priorities for 2007 include: focus on being a top three dealer in Canada, seek opportunities to grow proprietary trading in scalable and liquid markets, maintain a superior rate of return on invested capital, and enhance the efficiency ratio through improved cost control.

Corporate
Corporate segment reported a net loss of $70 million for the quarter, compared with a net gain of $1,483 million in the first quarter last year and a net loss of $96 million in the previous quarter. On an adjusted basis, the first quarter results reflected a net gain of $18 million, compared with a net loss of $43 million in the same quarter last year and a net gain of $17 million in the previous quarter.
    The adjusted net income year-over-year increase of $61 million resulted from increases in securitization gains, an improvement in the non-core lending portfolio, and included some favourable tax and other items. Adjusted net income in the current quarter excluded amortization of intangibles of $83 million after-tax and a $5 million after-tax loss, in excess of accrued cost for the period, in credit default swaps (CDS) hedging the corporate loan book. Adjusted net income in the same quarter last year excluded a $1.67 billion after-tax dilution gain on the sale of TD Waterhouse U.S.A. to Ameritrade, and a $72 million after-tax dilution loss related to the acquisition of Hudson by TD Banknorth, as well as amortization of intangibles of $82 million after-tax and a $10 million after-tax gain, in excess of accrued cost for the period, on CDS hedging the corporate loan book.
    Adjusted net income for the previous quarter excluded amortization of intangibles of $87 million after-tax, an $18 million after-tax initial set up of a specific allowance for credit card and overdraft loans and an $8 million after-tax loss, in excess of accrued cost for the period, on CDS hedging the corporate loan book.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 16

BALANCE SHEET REVIEW

Total assets were $408.2 billion as at January 31, 2007, $15.3 billion higher than at October 31, 2006. The main components of the increase were $5.7 billion in securities, $5.6 billion in other assets, $2.3 billion in loans, and $1.4 billion in securities purchased under resale agreements. The increase in securities is primarily attributable to higher investment holdings as well as recording available-for-sale securities at market value instead of cost under the new financial instruments accounting standards. Total loans increased as a result of the acquisition of Interchange by TD Banknorth, growth in margin loans in Wealth Management, and higher loan balances in Canadian Personal and Commercial Banking, partially offset by the impact of securitization activities. The increase in other assets is driven primarily by growth in broker receivables and the gross-up of non-trading derivatives as required by the new financial instruments standards. It also includes the investment in TD Ameritrade, which increased by $734 million due to higher direct ownership and reported investment, as well as a weakening of the Canadian dollar during the quarter.
    Total deposits were $269.7 billion at the end of the quarter, an increase of $8.8 billion from October 31, 2006. Personal deposits increased $4.0 billion due to higher retail money market deposits from TD Ameritrade, increased retail volumes from Canadian Personal and Commercial Banking and the acquisition of Interchange by TD Banknorth. Other deposits increased $4.8 billion, largely due to growth in term deposits in the U.S. wholesale business. Obligations related to securities sold short under repurchase agreements increased by $1.9 billion due to increased activity in Wholesale Banking. Other liabilities rose $2.8 billion due to higher broker payables and the gross up of non-trading derivatives as required by the new financial instruments standards. Subordinated notes and debentures also increased $2.3 billion, mainly as a result of new issuance in the quarter.
    The Bank enters into structured transactions on behalf of clients which results in assets recorded on the Bank’s Consolidated Balance Sheet for which market risk has been transferred to third parties via total return swaps. As at January 31, 2007, assets under such arrangements amounted to $17.5 billion, compared with $16.1 billion as at October 31, 2006. The Bank also acquires market risk on certain assets via total return swaps, without acquiring the cash instruments directly. Assets under such arrangements amounted to $5.4 billion as at January 31, 2007, compared with $5.0 billion at October 31, 2006. Market risk for all such positions is tracked and monitored, and regulatory market risk capital is maintained.

CREDIT PORTFOLIO QUALITY

Gross impaired loans were $462 million at January 31, 2007, $51 million higher than at October 31, 2006, largely due to the addition of impaired loans in U.S. Personal and Commercial Banking. Net impaired loans, after deducting specific and general allowances, totalled $(904) million, compared with $(993) million in the same quarter last year and $(906) million in the previous quarter.
    The total allowance for credit losses of $1,366 million at the end of the quarter was composed of total specific allowances of $192 million and a general allowance of $1,174 million. Specific allowances increased by $20 million from October 31, 2006. The general allowance for credit losses at the end of the quarter was up by $29 million, compared with October 31, 2006, due to the consolidation of Interchange and the inclusion of an $11 million general allowance related to VFC. The Bank establishes general allowances to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired.

Changes in Gross Impaired Loans and Acceptances (unaudited)
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2007	2006	2006
Balance at beginning of period	$411	$357	$349
Additions	332	299	263
Return to performing status, repaid or sold	(116)	(81)	(95)
Write-offs	(170)	(164)	(152)
Foreign exchange and other adjustments	5	-	-
Balance at end of period	$462	$411	$365

Allowance for Credit Losses (unaudited)
			As at
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2007	2006	2006
Specific allowance	$192	$172	$155
General allowance	1,174	1,145	1,203
Total allowance for credit losses	$1,366	$1,317	$1,358
Total net impaired loans	$(904)	$(906)	$(993)
Net impaired loans as a percentage of net loans	(0.5)%	(0.5)%	(0.6)%
Provision for credit losses as a percentage of net average loans	0.38%	0.40%	0.29%

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 17

CAPITAL POSITION

The Bank’s capital ratios are calculated using the guidelines of the Office of the Superintendent of Financial Institutions (OSFI). As at January 31, 2007, the Bank’s Tier 1 capital ratio was 11.9%, compared with 12.0%, at October 31, 2006 and 11.9%, at January 31, 2006. The Bank’s overall Tier 1 capital was up $0.6 billion and $1.6 billion from October 31, 2006 and January 31, 2006 respectively. The decrease in the Tier 1 capital ratio from October 31, 2006 was largely the result of TD Banknorth’s acquisition of Interchange during the quarter, mostly offset by the Bank’s earnings. Risk-weighted assets were up $7.2 billion from October 31, 2006, primarily due to the consolidation of Interchange’s assets and the overall growth in assets within the Bank, including those resulting from changes in foreign exchange rates and the implementation of the new financial instruments accounting standards. The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet and periodic issuance of capital securities.
    During the quarter, the Bank issued $2.25 billion of medium-term notes constituting subordinated indebtedness which qualify as Tier 2A regulatory capital. The Bank also commenced a new normal course issuer bid (NCIB) during the quarter allowing for the repurchase of up to 5 million common shares. No shares were repurchased under the NCIB during the quarter.

Capital Structure and Ratios (unaudited)
			As at
(billions of Canadian dollars)	Jan. 31 2007	Oct. 31 2006	Jan. 31 2006
Tier 1 capital	$17.7	$17.1	$16.1
Tier 1 capital ratio	11.9%	12.0%	11.9%
Total capital	$21.0	$18.6	$18.8
Total capital ratio	14.1%	13.1%	13.8%
Risk-weighted assets	$149.1	$141.9	$135.9
Tangible common equity	$13.4	$12.9	$12.0
Tangible common equity as a percentage of risk-weighted assets	9.0%	9.1%	8.8%

MANAGING RISK

Interest Rate Risk
The objective of interest rate risk management for the non-trading portfolio is to ensure that stable and predictable earnings are realized over time. In this context, the Bank has adopted a disciplined hedging approach to profitably manage its asset and liability positions, including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:
    • minimizing the impact of interest rate risk on net interest income and economic value within Canadian Personal and Commercial Banking; and
    • measuring the contribution of each product on a risk adjusted, fully-hedged basis, including the impact of financial options granted to customers.
    The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at January 31, 2007, an immediate and sustained 100 bps increase in rates would have increased the economic value of shareholders’ equity by $11 million after-tax or 0.05%. An immediate and sustained 100 bps decrease in rates would have decreased the economic value of shareholders’ equity by $37 million after-tax or 0.18%.

Liquidity Risk
The Bank holds a sufficient amount of liquidity to fund its obligations as they become due under normal operating conditions as well as under a base case stress scenario that defines the minimum amount of liquidity that must be held at all times. The surplus liquid asset position is defined as total available liquid assets, less the Bank’s total maturing wholesale funding, potential non-wholesale deposit run-off and contingent liabilities, measured at a number of points in time up to and including 90 days forward. As at January 31, 2007, the Bank’s consolidated surplus liquid asset position, on a cumulative basis, up to 90 days forward, was $21.7 billion, compared with a consolidated surplus liquid asset position of $18.8 billion as at October 31, 2006. The Bank ensures that funding obligations are fulfilled by managing its cash flows and holding highly liquid assets that can be readily converted into cash. The Bank manages liquidity on a global basis, ensuring prudent management of liquidity risk in all its operations. In addition to a large base of stable retail and commercial deposits, the Bank has an active wholesale funding program, including asset securitization. This funding is highly diversified as to source, type, currency and geographical location.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 18

Market Risk
The Bank manages market risk in its trading books by using several key controls. The Bank’s market risk policy sets out detailed limits for each trading business, including Value-at-Risk (VaR), stress test, stop loss, and sensitivity to various market risk factors. Policy controls are augmented through active oversight by independent market risk staff and frequent management reporting. VaR is a statistical loss threshold, which should not be exceeded, on average, more than once in 100 days. It is also the basis for regulatory capital for market risk. The following table presents average and end-of-quarter general market risk VaR usage for the quarter ended January 31, 2007, as well as the fiscal 2006 average. For the quarter, net daily capital markets revenues were positive for 93.94% of the trading days. Losses in the quarter never exceeded the Bank’s statistically predicted VaR for the total of the Bank’s trading-related businesses.

Value-at-Risk Usage (unaudited)
		For the three months ended	For the twelve months ended
(millions of Canadian dollars)	As at Jan. 31, 2007	Average Jan. 31, 2007	Average Oct. 31, 2006
Interest rate risk	$7.1	$7.5	$8.2
Equity risk	10.9	7.2	5.6
Foreign exchange risk	2.0	2.0	2.1
Commodity risk	3.8	1.6	1.3
Diversification effect	(11.5)	(8.0)	(7.3)
General market Value-at-Risk	$12.3	$10.3	$9.9

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

Quarterly Results (unaudited)
	For the three months ended
	2007				2006			2005
(millions of Canadian dollars)	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30
Net interest income	$1,671	$1,714	$1,623	$1,427	$1,607	$1,641	$1,563	$1,393
Other income	1,802	1,580	1,665	1,691	1,797	1,442	1,535	1,517
Total revenues	3,473	3,294	3,288	3,118	3,404	3,083	3,098	2,910
Provision for (reversal of) credit losses	163	170	109	16	114	(15)	40	20
Non-interest expenses	2,189	2,187	2,147	2,103	2,290	2,203	2,577	2,057
Dilution gain, net	-	-	-	(5)	1,564	-	-	-
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,121	937	1,032	994	2,564	895	481	833
Provision for income taxes	218	175	235	244	220	253	12	213
Non-controlling interests in subsidiaries, net of income taxes	47	48	52	47	37	53	58	21
Equity in net income of an associated company, net of income taxes	65	48	51	35	-	-	-	-
Net income - reported	921	762	796	738	2,307	589	411	599
Adjustments for items of note, net of income taxes[1]	88	113	90	42	(1,472)	176	328	73
Net income - adjusted	1,009	875	886	780	835	765	739	672
Preferred dividends	6	5	6	6	5	-	-	-
Net income available to common shareholders - adjusted[2]	$1,003	$870	$880	$774	$830	$765	$739	$672

(Canadian dollars)
Basic earnings per share
- reported	$1.27	$1.05	$1.10	$1.02	$3.23	$0.83	$0.58	$0.87
- adjusted	1.40	1.21	1.22	1.10	1.16	1.08	1.04	1.00
Diluted earnings per share
- reported	1.26	1.04	1.09	1.01	3.20	0.82	0.58	0.86
- adjusted	1.38	1.20	1.21	1.09	1.15	1.06	1.04	1.00
Return on common shareholders’ equity	18.2%	15.7%	16.8%	16.5%	55.4%	14.8%	10.4%	17.2%

1 For description of items of note, see the table on page 6.
2 For a detailed reconciliation with net income available to common shareholders - reported, see the table on page 6.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 19

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements, as presented on pages 19 to 33 of this Report to Shareholders, have been prepared in accordance with GAAP. These Consolidated Financial Statements should be read in conjunction with the Bank’s audited Consolidated Financial Statements for the year ended October 31, 2006. The accounting policies used in the preparation of these Consolidated Financial Statements are consistent with those used in the Bank’s October 31, 2006 audited Consolidated Financial Statements, except as described below.

Changes in Significant Accounting Policies
Effective November 1, 2006, the Bank adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments - Disclosure and Presentation. The adoption of the new standards resulted in changes in the accounting for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive income. The comparative Interim Consolidated Financial Statements have not been restated. With the adoption of these standards, the Bank’s accounting for financial instruments is now largely harmonized with U.S. generally accepted accounting principles for this area. For a description of the principal changes in accounting for financial instruments and hedges due to the adoption of the accounting standards and for further details on changes in significant accounting policies, see Note 2 to the Interim Consolidated Financial Statements for the quarter ended January 31, 2007.

Critical Accounting Estimates
The critical accounting estimates remain unchanged from those disclosed in the Bank’s 2006 Annual Report.

Future Changes in Accounting Policies
Determining Variable Interest Entities
In September 2006, the Emerging Issues Committee of the CICA issued EIC-163, Determining the Variability to be Considered in Applying AcG-15, which provides additional guidance on how to analyze and consolidate variable interest entities. The guidance is effective February 1, 2007 for the Bank. The new guidance is not expected to have a material effect on the financial position or earnings of the Bank.

Capital Disclosures
The CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. This new standard is effective for the Bank beginning November 1, 2007.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 20

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
		As at
	Jan. 31	Oct. 31
(millions of Canadian dollars)	2007	2006
ASSETS
Cash and due from banks	$2,113	$2,019
Interest-bearing deposits with banks	8,724	8,763
	10,837	10,782
Securities
Trading	78,071	77,482
Designated as trading under the fair value option (Note 14)	1,916	-
Available-for-sale	38,394	-
Held-to-maturity	11,810	-
Investment	-	46,976
	130,191	124,458
Securities purchased under reverse repurchase agreements	32,357	30,961
Loans
Residential mortgages	51,794	53,425
Consumer instalment and other personal	63,520	63,130
Credit card	5,175	4,856
Business and government	43,748	40,514
	164,237	161,925
Allowance for credit losses (Note 4)	(1,366)	(1,317)
Loans, net of allowance for credit losses	162,871	160,608
Other
Customers’ liability under acceptances	8,425	8,676
Investment in TD Ameritrade (Note 15)	5,113	4,379
Trading derivatives	26,871	27,845
Goodwill	8,176	7,396
Other intangibles	1,896	1,946
Land, buildings and equipment	1,877	1,862
Other assets	19,602	14,001
	71,960	66,105
Total assets	$408,216	$392,914

LIABILITIES
Deposits
Personal	$150,638	$146,636
Banks	9,033	14,186
Business and government	73,780	100,085
Trading	36,237	-
	269,688	260,907
Other
Acceptances	8,425	8,676
Obligations related to securities sold short	26,230	27,113
Obligations related to securities sold under repurchase agreements	20,597	18,655
Trading derivatives	28,322	29,337
Other liabilities	20,321	17,461
	103,895	101,242
Subordinated notes and debentures (Note 6)	9,209	6,900
Liabilities for preferred shares and capital trust securities (Note 7)	1,800	1,794
Non-controlling interests in subsidiaries	2,607	2,439
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: Jan. 31, 2007- 719.0 and Oct. 31, 2006 - 717.4) (Note 8)	6,417	6,334
Preferred shares (millions of shares issued and outstanding: Jan. 31, 2007- 17.0 and Oct. 31, 2006 - 17.0) (Note 8)	425	425
Contributed surplus	68	66
Retained earnings	14,375	13,725
Accumulated other comprehensive income	(268)	(918)
	21,017	19,632
Total liabilities and shareholders’ equity	$408,216	$392,914

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 21

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2007	2006
Interest income
Loans	$3,074	$2,452
Securities
Dividends	273	222
Interest	986	1,037
Deposits with banks	47	80
	4,380	3,791
Interest expense
Deposits	2,048	1,534
Subordinated notes and debentures	108	86
Preferred shares and capital trust securities	30	39
Other liabilities	523	525
	2,709	2,184
Net interest income	1,671	1,607
Other income
Investment and securities services	548	642
Credit fees	96	86
Net securities gains	70	23
Trading income	216	292
Service charges	249	221
Loan securitizations (Note 5)	134	92
Card services	110	81
Insurance, net of claims	254	224
Trust fees	31	29
Other	94	107
	1,802	1,797
Total revenues	3,473	3,404
Provision for credit losses (Note 4)	163	114
Non-interest expenses
Salaries and employee benefits	1,157	1,174
Occupancy, including depreciation	175	166
Equipment, including depreciation	144	147
Amortization of other intangibles	118	128
Restructuring costs	-	50
Marketing and business development	113	133
Brokerage-related fees	36	53
Professional and advisory services	128	105
Communications	49	49
Other	269	285
	2,189	2,290
Dilution gain, net	-	1,564
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,121	2,564
Provision for income taxes	218	220
Non-controlling interests in subsidiaries, net of income taxes	47	37
Equity in net income of an associated company, net of income taxes	65	-
Net income	921	2,307
Preferred dividends	6	5
Net income available to common shareholders	$915	$2,302

Average number of common shares outstanding (millions)
Basic	718.3	712.5
Diluted	724.9	718.9
Earnings per share (in dollars)
Basic	$1.27	$3.23
Diluted	1.26	3.20
Dividends per share (in dollars)	0.48	0.42

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 22

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2007	2006
Common shares
Balance at beginning of period	$6,334	$5,872
Proceeds from shares issued on exercise of options	34	45
Shares issued as a result of dividend reinvestment plan	19	100
Impact of shares sold (acquired) in Wholesale Banking	30	(2)
Balance at end of period	6,417	6,015
Preferred shares
Balance at beginning of period	425	-
Share issues	-	425
Balance at end of period	425	425
Contributed surplus
Balance at beginning of period	66	40
Stock options (Note 9)	2	7
Balance at end of period	68	47
Retained earnings
Balance at beginning of period	13,725	10,650
Transition adjustment on adoption of Financial Instruments standards (Note 2)	80	-
Net income	921	2,307
Common dividends	(345)	(300)
Preferred dividends	(6)	(5)
Balance at end of period	14,375	12,652
Accumulated other comprehensive income, net of income taxes
Balance at beginning of period	(918)	(696)
Transition adjustment on adoption of Financial Instrument standards	426	-
Other comprehensive income for the period	224	30
Balance at end of period (Note 17)	(268)	(666)
Total shareholders’ equity at end of period	$21,017	$18,473

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
		For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2007	2006
Net income	$921	$2,307
Other comprehensive income (loss), net of income taxes
Change in unrealized gains and (losses) on available-for-sale securities, net of cash flow hedges[a,b]	53	-
Reclassification to earnings in respect of available-for-sale securitiesc	(29)	-
Change in foreign currency translation gains and (losses) on investments in subsidiaries, net of hedging activities [d,e]	323	30
Change in gains and (losses) on derivative instruments designated as cash flow hedges[f]	(127)	-
Reclassification to earnings of gains and (losses) on cash flow hedges[g]	4	-
Other comprehensive income for the period	224	30
Comprehensive income for the period	$1,145	$2,337

a The amount of cumulative loss related to available-for-sale securities measured at fair value as at January 31, 2007 was $49 million after tax.
b Net of income taxes of $24 million.
c Net of income tax benefit of $14 million.
d Net of income tax (benefit) of $(279) million (2006 - $172 million).
e Fiscal 2007 include $848 million (2006 - $528 million) of after-tax gains (losses) arising from hedges of the Bank’s investment in foreign operations.
f Net of income tax benefit of $79 million.
g Net of income taxes of $3 million.

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 23

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2007	2006
Cash flows from (used in) operating activities
Net income	$921	$2,307
Adjustments to determine net cash flows from (used in) operating activities:
Provision for credit losses	163	114
Restructuring costs	-	50
Depreciation	82	85
Amortization of other intangibles	118	128
Stock option	2	7
Dilution gain, net	-	(1,564)
Net securities gains	(70)	(23)
Net gain on securitizations (Note 5)	(47)	(33)
Equity in net income of an associated company	(65)	-
Non-controlling interests	47	37
Future income taxes	170	169
Changes in operating assets and liabilities:
Current income taxes payable	(358)	(47)
Interest receivable and payable	72	(44)
Trading securities	(2,505)	(9,225)
Unrealized gains and amounts receivable on derivative contracts	974	(130)
Unrealized losses and amounts payable on derivative contracts	(1,015)	1,436
Other	(2,737)	(1,021)
Net cash used in operating activities	(4,248)	(7,754)
Cash flows from (used in) financing activities
Change in deposits	7,449	5,000
Securities sold under repurchase agreements	1,942	530
Securities sold short	(883)	1,951
Issue of subordinated notes and debentures	2,274	1,800
Repayment of subordinated notes and debentures	-	(150)
Subordinated notes and debentures (acquired) sold in Wholesale Banking	(7)	1
Liability for preferred shares and capital trust securities	6	(2)
Translation adjustment on subordinated notes and debentures issued in a foreign currency	42	-
Common shares issued on exercise of options	34	45
Common shares (acquired) sold in Wholesale Banking	30	(2)
Repurchase of common shares	-	-
Dividends paid in cash on common shares	(326)	(200)
Issuance of preferred shares	-	425
Dividends paid on preferred shares	(6)	(5)
Net cash from financing activities	10,555	9,393
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	39	519
Activity in available-for-sale, held-to-maturity and investment securities:
Purchases	(48,230)	(56,865)
Proceeds from maturities	40,478	51,117
Proceeds from sales	4,540	4,724
Activity in lending activities:
Origination and acquisitions	(39,496)	(49,148)
Proceeds from maturities	34,602	46,510
Proceeds from sales	598	333
Proceeds from loan securitizations (Note 5)	3,124	1,057
Land, buildings and equipment	(97)	(75)
Securities purchased under reverse repurchase agreements	(1,396)	1,536
Acquisitions and dispositions less cash and cash equivalents acquired (Note 15)	(426)	(819)
Net cash used in investing activities	(6,264)	(1,111)
Effect of exchange rate changes on cash and cash equivalents	51	(43)
Net increase in cash and cash equivalents	94	485
Cash and cash equivalents at beginning of period	2,019	1,673
Cash and cash equivalents at end of period, represented by cash and due from banks	$2,113	$2,158
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$2,472	$2,281
Amount of income taxes paid during the period	398	343

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 24

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1: BASIS OF PRESENTATION

These Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the Bank’s Consolidated Financial Statements for the year ended October 31, 2006, except as described in Note 2. Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended October 31, 2006 and the accompanying notes included on pages 71 to 113 of the Bank’s 2006 Annual Report. The Interim Consolidated Financial Statements include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods presented.

Note 2: CHANGES IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS
The Bank adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments - Disclosure and Presentation on November 1, 2006. The adoption of these new Financial Instruments standards resulted in changes in the accounting for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive income as described below. The comparative Interim Consolidated Financial Statements have not been restated. With the adoption of these standards, the Bank’s accounting for financial instruments is now largely harmonized with U.S. generally accepted accounting principles for this area. The principal changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards are described below.

(a) Financial Assets and Financial Liabilities
Prior to the adoption of the new standards, the Bank classified all of its financial assets as trading securities, investment securities or loans and receivables. Trading securities were accounted for at fair value. Investment securities were accounted for at cost or amortized cost, net of any adjustment for other-than-temporary impairment. Loans and receivables were accounted for at amortized cost using the effective interest rate method. All of the Bank’s financial liabilities, except those classified as trading and short positions in securities, were accounted for on an accrual basis.
    Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition. Financial assets purchased and sold, where the contract requires the asset to be delivered within an established time frame, are recognized on a trade-date basis. Transaction costs are recognized immediately in income or are capitalized, depending upon the nature of the transaction and the associated product.

Trading
Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as trading. These instruments are accounted for at fair value with the change in the fair value recognized in trading income. Investments totalling $76.4 billion, previously disclosed as trading in the audited Consolidated Financial Statements for the year ended October 31, 2006, were classified as trading on November 1, 2006.
    On transition, retained interests with a carrying value of $216 million, previously accounted for at amortized costs, were reclassified to trading securities. Deposit liabilities totaling $35.5 billion were classified as trading on November 1, 2006.

Available-for-sale
Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive income. Securities that are classified as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through income whenever it is necessary to reflect other-than-temporary impairment. Previously, such write-downs were to net realizable value. Gains and losses realized on disposal of available-for-sale securities, which are calculated on an average cost basis, are recognized in net securities gains in other income. Investments totalling $34.8 billion, previously disclosed as “Investment Securities” in the the audited Consolidated Financial Statements for the year ended October 31, 2006, were designated as available-for-sale on November 1, 2006. The change in accounting policy related to other-than-temporary impairment was not material.

Held-to-maturity
Securities that have a fixed maturity date, where the Bank intends and has the ability to hold to maturity, are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method. Investments totalling $10.1 billion were reclassified from investment securities to held-to-maturity securities on November 1, 2006. Bonds totalling $1.1 billion were reclassified from trading securities to held-to-maturity securities on November 1, 2006.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 25

Loans
Loans are accounted for at amortized cost using the effective interest rate method. This classification is consistent with the classification under the prior accounting standards.

Financial assets and financial liabilities designated as trading under the fair value option
Financial assets and financial liabilities, other than those classified as trading, are designated as trading under the fair value option if they are reliably measurable, meet one or more of the criteria set out below, and are so designated by the Bank. The Bank may designate financial assets and financial liabilities as trading when the designation:
(i) eliminates or significantly reduces valuation or recognition inconsistencies that would otherwise arise from measuring financial assets or financial liabilities, or recognizing gains and losses on them, on different bases; or
(ii) applies to groups of financial assets, financial liabilities or combinations thereof that are managed, and their performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy, and where information about the groups of financial instruments is reported to management on that basis.
Financial instruments designated as trading under the fair value option are accounted for at fair value with the change in the fair value recognized in trading income.
    On November 1, 2006 the Bank designated $2 billion of financial assets as trading under the fair value option.

Determination of fair value
The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. In certain circumstances, however, the initial fair value may be based on other observable current market transactions in the same instrument, without modification or repackaging, or on a valuation technique whose variables include only data from observable markets.
    Subsequent to initial recognition, the fair values of financial instruments measured at fair value that are quoted in active markets are based on bid prices for financial assets held and offer prices for financial liabilities. When independent prices are not available, fair values are determined by using valuation techniques which refer to observable market data. These include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.
    For certain derivatives, fair values may be determined in whole or in part from valuation techniques using non-observable market data or transaction prices.
    A number of factors such as bid-offer spread, credit profile and model uncertainty are taken into account, as appropriate, when values are calculated using valuation techniques.
    If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until its fair value becomes positive, at which time it is recorded as a financial asset, or it is extinguished.

(b) Derivatives and Hedge Accounting
Embedded derivatives
Derivatives may be embedded in other financial instruments (the “host instrument”). Prior to the adoption of the new standards, such embedded derivatives were not accounted for separately from the host instrument except in the case of derivatives embedded in equity-linked deposit contracts within the scope of Accounting Guideline 17. Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in trading income. The change in accounting policy related to embedded derivatives was not material.

Hedge accounting
At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items.
    Under the previous standards, derivatives that met the requirements for hedge accounting were generally accounted for on an accrual basis. Under the new standards, all derivatives are recorded at fair value. Non-trading derivatives are recorded in other assets or other liabilities. The method of recognizing fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments, and, if the latter, the nature of the risks being hedged.
    All gains and losses from changes in the fair value of derivatives held for trading are recognized in the statement of income. These gains and losses are reported in other income.
    When derivatives are designated as hedges, the Bank classifies them either as: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 26

Fair value hedge
The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.
    Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the statement of income, along with changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in the statement of income in other income.
    If a hedging relationship no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of the hedged item is amortized to the statement of income based on a recalculated effective interest rate over the residual period to maturity, unless the hedged item has been derecognized in which case it is released to the statement of income immediately. Upon adoption of the new standards, the Bank recorded a net increase in derivative liabilities designated as fair value hedges of $3 million, an increase of $14 million in loans and an increase of $11 million in deposits.

Cash flow hedge
The Bank is exposed to variability in future interest cash flows on non-trading assets and liabilities that bear interest at variable rates or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying the effective portion of gains and losses on the derivatives designated as cash flow hedges of forecasted transactions.
    The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in the statement of income in other income.
    Amounts accumulated in other comprehensive income are reclassified to the statement of income in the period in which the hedged item affects income. However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in other comprehensive income are transferred from other comprehensive income and included in the initial measurement of the cost of the asset or liability.
    When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction is eventually recognized in the statement of income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the statement of income. Upon adoption of the new standards, the Bank recorded a net increase in derivative assets of $212 million designated as cash flow hedges and an increase of $212 million pre-tax in accumulated other comprehensive income.

Net investment hedges
Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. Gains and losses accumulated in other comprehensive income are included in the statement of income upon the repatriation or disposal of the investment in the foreign operation. The adoption of the new standards resulted in the reclassification of $918 million previously recorded in the foreign currency translation adjustment account to opening accumulated other comprehensive income.

(c) Comprehensive Income
Comprehensive income is composed of the Bank’s net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. The components of comprehensive income are disclosed in the Interim Consolidated Statement of Comprehensive Income.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 27

The following table summarizes the adjustments required to adopt the new standards.

Transition Adjustments, net of income taxes
	Retained earnings		Accumulated other comprehensive income
(millions of Canadian dollars)	Gross	Net of income taxes	Gross	Net of income taxes
Classification of securities as available-for-sale	$-	$-	$440	$287
Classification of securities as trading	76	50	-	-
Designation of securities as trading under the fair value option	7	4	-	-
Reversal of transition balances deferred upon adoption of AcG-13	37	25	-	-
Fair value hedges	-	-	-	-
Cash flow hedges	-	-	212	139
Other	(4)	1	-	-
Total	$116	$80	$652	$426

Note 3: FUTURE ACCOUNTING CHANGES IN ACCOUNTING POLICIES

Determining Variable Interest Entities
In September 2006, the Emerging Issues Committee of the CICA issued EIC-163, Determining the Variability to be Considered in Applying AcG-15, which provides additional guidance on how to analyze and consolidate variable interest entities. The guidance is effective February 1, 2007 for the Bank. The new guidance is not expected to have a material effect on the financial position or earnings of the Bank.

Capital Disclosures
The CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. This new standard is effective for the Bank beginning November 1, 2007.

Note 4: ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses is recorded in the Consolidated Balance Sheet and maintained at a level which is considered adequate to absorb credit-related losses on loans, customers’ liability under acceptances and other credit instruments. The change in the Bank’s allowance for credit losses for the three months ended January 31 is shown in the table below.

Allowance for Credit Losses

			Jan. 31, 2007			Jan. 31, 2006
(millions of Canadian dollars)	Specific allowance	General allowance	Total	Specific allowance	General allowance	Total
Balance at beginning of period	$172	$1,145	$1,317	$153	$1,140	$1,293
Acquisitions of TD Banknorth (including Hudson and Interchange) and VFC	-	14	14	-	69	69
Provision for (reversal of) credit losses	153	10	163	120	(6)	114
Write-offs	(170)	-	(170)	(152)	-	(152)
Recoveries	31	-	31	31	-	31
Other[1]	6	5	11	3	-	3
Allowance for credit losses at end of period	$192	$1,174	$1,366	$155	$1,203	$1,358

1 Includes foreign exchange rate changes.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 28

Note 5: LOAN SECURITIZATIONS

The following tables summarize the Bank’s securitization activity for the three months ended January 31. In most cases, the Bank has retained responsibility for servicing the assets securitized.

New Securitization Activity
						For the three months ended
	Jan. 31, 2007					Jan. 31, 2006
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gross proceeds	$2,333	$2,396	$800	$-	$5,529	$1,056	$737	$1,300	$-	$3,093
Retained interests	48	32	8	-	88	16	5	26	-	47
Cash flows received on retained interests	41	28	17	-	86	34	13	44	-	91

The following table summarizes the impact of securitizations on the Bank’s Interim Consolidated Statement of Income for the three months ended January 31.

Securitization Gains and Income on Retained Interests
						For the three months ended
		Jan. 31, 2007					Jan. 31, 2006
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gain on sale[1]	$7	$34	$7	$(1)	$47	$3	$5	$25	$-	$33
Income on retained interests	45	13	29	-	87	37	4	18	-	59
Total	$52	$47	$36	$(1)	$134	$40	$9	$43	$-	$92

1 For term loans, the gain on sale is after the impact of hedges on assets sold.

The key assumptions used to value the retained interests are as follows:

Key Assumptions
				2007				2006
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Prepayment rate[1]	20.0%	6.2%	42.5%	9.1%	20.0%	5.9%	43.1%	1.9%
Excess spread[2]	.7	1.1	7.0	1.0	.6	1.0	14.4	-
Discount rate	6.0	6.0	6.1	5.8	5.1	3.6	4.2	9.8
Expected credit losses[3]	-	-	2.0	0.1	-	-	2.6	0.1

1 Represents monthly payment rate for secured personal and credit card loans.
2 The excess spread for credit card loans reflects the net portfolio yield, which is interest earned less funding costs and losses.
3 There are no expected credit losses for residential mortgage loans as these mortgages are government guaranteed.

During the three months ended January 31, 2007, there were maturities of previously securitized loans and receivables of $2,405 million (three months ended January 31, 2006 - $2,036 million). Proceeds from new securitizations were $3,124 million for the three months ended January 31, 2007 (three months ended January 31, 2006 - $1,057 million).

Note 6: SUBORDINATED NOTES AND DEBENTURES

During the three months ended January 31, 2007, the Bank issued subordinated reset medium-term notes of $2.25 billion pursuant to its medium-term note program. The notes pay a coupon of 4.779% until December 14, 2016, and then reset every five years to the 5-year Government of Canada yield plus 1.74% thereafter until maturity on December 14, 2105. The notes are redeemable at the Bank's option at par on December 14, 2016. The Bank has included the issue as Tier 2A regulatory capital.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 29

Note 7: LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES

The Bank’s liabilities for preferred shares and capital trust securities are as follows:

Liabilities
(millions of Canadian dollars)	Jan. 31, 2007	Oct. 31, 2006
Preferred Shares
Preferred shares issued by the Bank (thousands of shares):
Class A - 14,000 Series M	$350	$350
Class A - 8,000 Series N	200	200
	550	550
Preferred shares issued by TD Mortgage Investment Corporation (thousands of shares):
350 non-cumulative preferred shares, Series A	350	344
Total preferred shares	900	894

Capital Trust Securities[1]
Trust units issued by TD Capital Trust (thousands of units)
900 Capital Trust Securities - Series 2009	900	900
Total Capital Trust Securities	900	900
Total preferred shares and Capital Trust Securities	$1,800	$1,794

1 Included in deposit liabilities on the Interim Consolidated Balance Sheet is $350 million due to TD Capital Trust II.

Note 8: SHARE CAPITAL

Common Shares
The Bank is authorized by the shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

Shares Issued and Outstanding
			For the three months ended
		Jan. 31, 2007		Jan. 31, 2006
(millions of shares and millions of Canadian dollars)	Number of shares	Amount	Number of shares	Amount
Common:
Balance at beginning of period	717.4	$6,334	711.8	$5,872
Issued on exercise of options	0.9	34	1.3	45
Issued as a result of dividend reinvestment plan	0.3	19	1.6	100
Impact of shares (acquired) sold in Wholesale Banking	0.4	30	-	(2)
Balance at end of period - common	719.0	$6,417	714.7	$6,015
Preferred (Class A - Series O):
Balance at beginning of period	17.0	$425	-	$-
Issued during the period	-	-	17.0	425
Balance at end of period - preferred	17.0	$425	17.0	$425

Normal Course Issuer Bid
On December 20, 2006, the Bank commenced a normal course issuer bid, effective for up to one year, to repurchase for cancellation, up to five million common shares, representing approximately 0.7% of the Bank’s outstanding common shares as at December 13, 2006. No purchases were made under this bid during the three months ended January 31, 2007.
    The Bank repurchased four million common shares at a cost of $264 million under its previous normal course issuer bid which commenced on September 18, 2006 and was completed in October 2006.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 30

Note 9: STOCK BASED COMPENSATION

The following table summarizes the compensation expense recognized by the Bank for stock option awards for the three months ended January 31.

	For the three months ended
(millions of Canadian dollars)	Jan. 31 2007	Jan. 31 2006
TD Bank	$2	$7
TD Banknorth	2	2

During the three months ended January 31, 2007, 1.5 million (three months ended January 31, 2006 - 1.9 million) options were granted by TD Bank with a weighted average fair value of $11.46 per option (three months ended January 31, 2006 - $11.27 per option). During the three months ended January 31, 2007, 27 thousand (three months ended January 31, 2006 - 2.3 million) options were granted by TD Banknorth with a weighted average fair value of $5.83 per option (three months ended January 31, 2006 - $6.01 per option).

The fair value of options granted were estimated at the date of grant using the Black-Scholes valuation model with the following assumptions:

	For the three months ended
TD Bank	Jan. 31 2007	Jan. 31 2006
Risk-free interest rate	3.90%	3.91%
Expected option life	5.2 years	5.1 years
Expected volatility	19.5%	21.9%
Expected dividend yield	2.92%	2.88%

	For the three months ended
TD Banknorth	Jan. 31 2007	Jan. 31 2006
Risk-free interest rate	4.45%	4.46%
Expected option life	6.0 years	7.5 years
Expected volatility	15.07%	15.08%
Expected dividend yield	2.98%	2.78%

Note 10: EMPLOYEE FUTURE BENEFITS

The Bank’s pension plans and principal non-pension post-retirement benefit plans expenses are as follows:

Principal Pension Plan Pension Expense
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2007	2006
Elements of pension plan expense before adjustments to recognize the long term nature of the cost:
Service cost - benefits earned	$16	$18
Interest cost on projected benefit obligation	28	26
Actual return on plan assets	(87)	12
Adjustments to recognize the long-term nature of plan cost:
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets[1]	53	(44)
Actuarial (gains) losses[2]	3	5
Plan amendments[3]	2	2
Total	$15	$19

1 For the three months ended January 31, 2007, includes expected return on plan assets of $34 million (three months ended January 31, 2006 - $32 million) less actual return on plan assets of $87 million (three months ended January 31, 2006 - $(12) million).
2 For the three months ended January 31, 2007, includes loss recognized of $3 million (three months ended January 31, 2006 - $5 million) less actuarial losses on projected benefit obligation of nil (three months ended January 31, 2006 - nil).
3 For the three months ended January 31, 2007, includes amortization of costs for plan amendments of $2 million (three months ended January 31, 2006 - $2 million) less actual cost amendments of nil (three months ended January 31, 2006 - nil).

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 31

Other Pension Plans’ Expense
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2007	2006
CT defined benefit pension plan	$1	$1
TD Banknorth defined benefit pension plans	2	2
Supplemental employee retirement plans	8	8
Total	$11	$11

Principal Non-Pension Post-Retirement Benefit Plans Expense
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2007	2006
Service cost - benefits earned	$3	$3
Interest cost on projected benefit obligation	5	5
Plan amendments	-	(65)
Difference between costs arising in the period and costs recognized in the period in respect of:
Actuarial (gains) losses	1	2
Plan amendments	(1)	64
Total	$8	$9

Cash Flows
The Bank’s contributions to its pension plans and its principal non-pension post-retirement benefit plans are as follows:

Pension Plan Contributions
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2007	2006
Principal pension plan	$17	$15
CT defined benefit pension plan	1	1
TD Banknorth defined benefit pension plans	47	32
Supplemental employee retirement plans	3	2
Non-pension post-retirement benefit plans	2	2
Total	$70	$52

As at January 31, 2007, the Bank expects to contribute an additional $48 million to its principal pension plan, $2 million to its CT defined benefit pension plan, $47 million to its TD Banknorth defined benefit pension plans, $9 million to its supplemental employee retirement plans and $6 million to its non-pension post-retirement benefit plans by the end of the year. However, future contribution amounts may change upon the Bank’s review of the current contribution levels during the year.

Note 11: EARNINGS PER SHARE

The Bank’s basic and diluted earnings per share at January 31 are as follows:

Basic and Diluted Earnings per Share
	For the three months ended
	Jan. 31 2007	Jan. 31 2006
Basic Earnings per Share
Net income available to common shares ($ millions)	$915	$2,302
Average number of common shares outstanding (millions)	718.3	712.5
Basic earnings per share ($)	$1.27	$3.23
Diluted Earnings per Share
Net income available to common shares ($ millions)	$915	$2,302
Average number of common shares outstanding (millions)	718.3	712.5
Stock options potentially exercisable as determined under the treasury stock method[1]	6.6	6.4
Average number of common shares outstanding - diluted (millions)	724.9	718.9
Diluted earnings per share ($)	$1.26	$3.20

1  For the three months ended January 31, 2007, all options outstanding were included in the computation of diluted earnings per common share as the options’ exercise prices were less than the average market price of the Bank’s common shares. For the three months ended January 31, 2006, the computation of diluted earnings per common share excluded weighted average options outstanding of 945 thousand with a weighted exercise price of $60.02 as the options’ price was greater than the average market price of the Bank’s common shares.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 32

Note 12: SEGMENTED INFORMATION

The Bank’s operations and activities are organized around the following businesses: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking and Wholesale Banking. Results for these segments for the three months ended January 31 are presented in the following table:

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking		Wealth Management		U.S. Personal and Commercial Banking		Wholesale Banking[1]		Corporate[1]		Total
	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31
For the three months ended	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Net interest income	$1,307	$1,177	$77	$178	$341	$284	$203	$138	$(257)	$(170)	$1,671	$1,607
Other income	703	627	474	564	145	73	432	523	48	10	1,802	1,797
Total revenue	2,010	1,804	551	742	486	357	635	661	(209)	(160)	3,473	3,404
Provision for (reversal of) credit losses	138	99	-	-	17	7	24	29	(16)	(21)	163	114
Non-interest expenses	1,059	985	364	525	299	225	332	395	135	160	2,189	2,290
Dilution gain, net	-	-	-	-	-	-	-	-	-	1,564	-	1,564
Income (loss) before provision for (benefit of) income taxes	813	720	187	217	170	125	279	237	(328)	1,265	1,121	2,564
Provision for (benefit of) income taxes	269	244	65	79	55	42	82	73	(253)	(218)	218	220
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	51	37	-	-	(4)	-	47	37
Equity in net income of an associated company, net of income taxes	-	-	64	-	-	-	-	-	1	-	65	-
Net income (loss)	$544	$476	$186	$138	$64	$46	$197	$164	$(70)	$1,483	$921	$2,307
Total assets (billions of Canadian dollars)
- balance sheet	$137.9	$133.5	$15.0	$23.9	$47.5	$48.0	$172.3	$165.1	$35.5	$13.9	$408.2	$384.4
- securitized	46.7	33.6	-	-	-	-	-	-	(16.7)	(9.9)	30.0	23.7

1 The taxable equivalent basis increase to net interest income and provision for income taxes reflected in the Wholesale Banking segment results is reversed in the Corporate segment.

Note 13: DERIVATIVES

Hedge accounting results for the three months ended January 31, 2007 are as follows:

Hedge Accounting Results
(millions of Canadian dollars)	For the three months ended Jan. 31, 2007
Fair value hedges
Hedge ineffectiveness	$(0.4)
Net gain (loss) excluded from the assessment of effectiveness	(0.8)
Cash flow hedges
Hedge ineffectiveness	$0.5
Net gain (loss) excluded from the assessment of effectiveness	-

During the three months ended January 31, 2007, there were no firm commitments that no longer qualified as hedges.

Over the next twelve months, the Bank expects an estimated $46 million in net losses reported in other comprehensive income as at January 31, 2007 to be reclassified to net income. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows for anticipated transactions is 18 years. During the three months ended January 31, 2007, there were no forecasted transactions that failed to occur.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 33

Note 14: FINANCIAL ASSETS DESIGNATED AS TRADING

For the three months ended January 31, 2007, a loss of $7 million was recognized in trading income for financial assets designated as trading under the fair value option.

Note 15: ACQUISITIONS AND DISPOSITIONS

(a) TD Banknorth
Interchange Financial Services Corporation
TD Banknorth completed its acquisition of Interchange Financial Services Corporation (Interchange) on January 1, 2007 for a total cash consideration of $545 million (US$468.1 million), financed primarily through TD Banknorth’s sale of 13 million of its common shares to the Bank for $472 million (US$405 million). As a result, the following assets and liabilities of Interchange were included in the Bank’s Consolidated Balance Sheet: $1,283 million of personal/business loans and mortgages, $495 million of goodwill and intangibles, $123 million of other assets, $1,332 million of deposits and $97 million of other liabilities. TD Banknorth consolidates the financial results of Interchange. As the Bank consolidates TD Banknorth on a one month lag, Interchange's income/(loss) for the calendar month of January has not been included in the Bank’s results for the three months ended January 31, 2007 but will be included in the next reporting period.

Going-private transaction
On November 20, 2006, the Bank announced its intention to acquire all of the outstanding common shares of TD Banknorth that it does not already own. The acquisition will be accounted for by the purchase method. The offer provides minority shareholders of TD Banknorth cash of US$32.33 per TD Banknorth share. Total consideration will be approximately $3.6 billion (US$3.2 billion). The offer is subject to approval by regulators and TD Banknorth shareholders, including an affirmative vote by the holders of a majority of the outstanding common shares not held by the Bank or its affiliates, and, if approved, is expected to close before the end of April, 2007. Upon completion of the going-private transaction, TD Banknorth will become a wholly-owned subsidiary of the Bank.

Increase in ownership in TD Banknorth
During the three months ended January 31, 2007, the Bank acquired approximately 0.9 million shares of TD Banknorth pursuant to TD Banknorth’s dividend reinvestment program. In addition, on January 1, 2007, the Bank acquired 13 million shares of TD Banknorth in connection with the acquisition of Interchange by TD Banknorth. As a result, the Bank’s ownership interest in TD Banknorth increased to 59.4% as at January 31, 2007 from 57.0% as at October 31, 2006.

(b) TD Ameritrade
TD Ameritrade announced two common stock repurchase programs in 2006 for an aggregate 32 million shares. As a result of TD Ameritrade’s repurchase activity, the Bank’s direct ownership position in TD Ameritrade has increased to 40.2% as at January 31, 2007 from 39.8% as at October 31, 2006. In accordance with the Stockholders' Agreement, the Bank does not intend to reduce its direct ownership position in the near term and will not exercise voting rights in respect of any shares it holds in excess of the 39.9% ownership limit.
    Moreover, as a result of consolidation of financial statements of Lillooet Limited (Lillooet) in these Interim Consolidated Financial Statements, TD Ameritrade shares held by Lillooet have been included in the Bank’s reported investment in TD Ameritrade. The Bank has recognized income of TD Ameritrade related to the TD Ameritrade shares owned by Lillooet for the three months ended December 31, 2006.

Note 16: CONTINGENCIES

The two principal legal actions regarding Enron to which the Bank is a party are the securities class action and the bankruptcy proceeding. In 2006, the Bank settled the bankruptcy court claims in this matter for approximately $145 million (US$130 million). As at January 31, 2007, the total contingent litigation reserve for Enron-related claims was approximately $486 million (US$413 million). It is possible that additional reserves above the current level could be required. Additional reserves, if required, cannot be reasonably determined for many reasons, including that other settlements are not generally appropriate for comparison purposes, the lack of consistency in other settlements and the difficulty in predicting the future actions of other parties to the litigation.
    The Bank and its subsidiaries are involved in various other legal actions in the ordinary course of business, many of which are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 34

Note 17: ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income (loss) includes the after-tax change in unrealized gains and losses on available-for-sale securities, cash flow hedging activities and foreign currency translation adjustments.

Accumulated Other Comprehensive Income, net of income taxes
(millions of Canadian dollars)	As at Jan. 31, 2007
Unrealized gain on available-for-sale securities, net of cash flow hedges	$311
Unrealized foreign currency translation losses on investments in subsidiaries, net of hedging activities	(595)
Gains on derivatives designated as cash flow hedges	16
Accumulated other comprehensive income balance as at January 31, 2007	$(268)

TD BANK FINANCIAL GROUP • FIRST QUARTER 2007 REPORT TO SHAREHOLDERS	Page 35

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services
For shareholder inquiries relating to missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes or the dividend re-investment program, please contact our transfer agent: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9, 1-800-387-0825 or 416-643-5500 (www.cibcmellon.com or inquiries@cibcmellon.com).

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.

Internet website: www.td.com
Internet e-mail: customer.service@td.com

General Information
Contact Corporate & Public Affairs:
(416) 982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

On-line Investor Presentation: Full quarterly report and a presentation to investors and analysts (available on February 22, 2007) are accessible from the home page of the TD Bank Financial Group website, www.td.com/investor/calendar.jsp.

Quarterly Earnings Conference Call: Instant replay of the teleconference is available from February 22, 2007 to March 22, 2007.
Please call 1-877-289-8525 toll free, in Toronto (416) 640-1917, passcode 21217832 (pound key).

Webcast of Call: A live audio and video internet webcast of TD Bank Financial Group’s quarterly earnings conference call with investors and analysts is scheduled on February 22, 2007 at 3:00 p.m. ET. The call is webcast via the TD Bank Financial Group website at www.td.com/investor. In addition, recordings of the presentations are archived on TD’s website and will be available for replay for a period of at least one month.

Common Share Repurchase
The Bank has filed a notice with the Toronto Stock Exchange of a normal course issuer bid through the facilities of the Exchange. A copy of the notice of the bid may be obtained, without charge, by contacting TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.

Further information regarding the bid is available on our web site at www.td.com under Investor Relations/Share Information/Common Shares.

Annual Meeting
Thursday, March 29, 2007
9:30 a.m. ET
Fairmont The Queen Elizabeth Hotel
Montreal, Quebec

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$408 billion in assets, as of January 31, 2007. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For further information contact:
Colleen Johnston, Executive Vice President and Chief Financial Officer, (416) 308-8279;
Tim Thompson, Vice President, Investor Relations, (416) 982-6346; or
Simon Townsend, Senior Manager, External Communications, (416) 944-7161.